Exhibit 12.1

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

	Successor								Predecessor
							May 1		January 1
	Year Ended						through		through		Year Ended
	December 31,						December 31,		April 30,		December 31,
Millions of dollars, ratio data	2013		2012		2011		2010		2010		2009
Income (loss) from continuing operations before income taxes	$4,996		$4,185		$3,531		$1,731		$6,947		$(4,096)
Deduct income (loss) from equity investments	203		143		216		86		84		(181)
Add distributions of earnings from equity investments	186		147		206		34		18		26

Earnings adjusted for equity investments	4,979		4,189		3,521		1,679		6,881		(3,889)
Fixed charges:
Interest expense, gross	309		655		1,044		545		713		1,795
Portion of rentals representative of interest	108		103		95		56		35		104

Total fixed charges before capitalized interest	417		758		1,139		601		748		1,899
Capitalized interest	15		9		8		2		4		35

Total fixed charges including capitalized interest	432		767		1,147		603		752		1,934

Earnings before fixed charges	$5,411		$4,956		$4,668		$2,282		$7,633		$(1,955)

Ratio of earnings to fixed charges(a)	12.53	x	6.46	x	4.07	x	3.78	x	10.15	x	—	x

(a)	For the year 2009, earnings were insufficient to cover fixed charges by $3,889 million.